                        ANNUAL REPROT/ DECEMBER, 1996

                        WILLIAM BLAIR MUTUAL FUNDS, INC.

                                  GROWTH FUND

                              VALUE DISCOVERY FUND

                           INTERNATIONAL GROWTH FUND

                                  INCOME FUND

                              READY RESERVES FUND


This report has been prepared for the information of the shareholders of William Blair Mutual Funds, Inc. It is not to be construed as an offering to sell or buy any securities of the Fund. Such offering is made only by the Prospectus.

TABLE OF CONTENTS

Overview                                        3
   A Letter from the President                  3

Growth Fund                                     5
   A Letter from the Portfolio Managers         5
   Portfolio of Investments                     8

Value Discovery Fund                           10
   A Letter from the Portfolio Managers        10
   Portfolio of Investments                    11

International Growth Fund                      12
   A Letter from the Portfolio Manager         12
   Portfolio of Investments                    15

Income Fund                                    18
   A Letter from the Portfolio Manager         18
   Portfolio of Investments                    20

Ready Reserves Fund                            22
   A Letter from the Portfolio Manager         22
   Portfolio of Investments                    23

Notes to Financial Statements                  30
Board of Directors                             40
Officers                                       40

BLAIR MUTUAL OVERVIEW LOGO

--------------------------------------------------------------------------------
                             Performance Highlights

                                          1996            1995            1994             1993
 Growth Fund                              18.0%           29.1%            6.5%            15.5%
  S&P 500 Index                           23.3            37.5             1.3             10.0
  Russell 2000 Index                      16.5            28.4            (1.8)            18.9
 Value Discovery Fund (Inception 12/23/96)
 International Growth Fund                10.2             7.2           (0.04)            33.6
  Lipper International Index              14.4            10.0            (0.7)            39.2
  MSCI AC WLD ex US Index*                 6.7             9.9             6.6             34.9
 Income Fund                               3.0            14.4            (0.7)             7.8
  Lehman Intermediate Govt./Corp.
    Index                                  4.1            15.3            (1.9)             8.8
 Ready Reserves Fund                       4.8             5.5             3.7              2.6
  S&P-rated AAA Money Market Funds         4.8             5.4             3.6              2.0

--------------------------------------------------------------------------------

                              Investor Information
                     For the Period Ended December 31, 1996

                                                     Value        International                   Ready
                                       Growth      Discovery         Growth          Income      Reserves
                                        Fund         Fund             Fund            Fund         Fund
 Ending Net Assets (in millions)        $502           $2             $105            $150         $761
 Portfolio Turnover Rate (%)              43           --               89              66           --
 Expense Ratio (%)                       .79           --             1.44             .70          .71
 Sales Load                             None         None             None            None         None
 Redemption Fees                        None         None             None            None         None
 Exchange Fees                          None         None             None            None         None
 12b-1 Fees                             None         None             None            None         None

--------------------------------------------------------------------------------

* Morgan Stanley Capital International All Country World Free except U.S. Index


A LETTER FROM THE PRESIDENT



[PHOTO ROCKY BARBER]

Dear Shareholders:

  William Blair Mutual Funds experienced a dynamic year in 1996. While it was a difficult year to outperform the indices, all of our funds had good results.
The Growth Fund's return of 18%, while weak in comparison to the very large capitalization S&P 500, was competitive with the returns posted by other mutual funds in its peer group. On a relative basis, our other funds fared better, with returns that were generally in line with their benchmarks.

  During the year, we made several changes that will affect the future performance of the funds. First, after many months of consideration and planning, we decided to move the management of the International Growth Fund to a dedicated team of in-house portfolio managers/analysts. We believe this will increase the focus on individual companies in the portfolio and renew the emphasis on small and mid-sized (capitalization) growth issues outside of the United States. George Greig and his team of three assumed management responsibility in the fourth quarter, and we look forward to a good 1997. I urge you to read his report and consider adding to and diversifying your portfolio with this fund.


                                                                (continued)

        Just before year end we introduced a new portfolio, the Value Discovery Fund, which invests in small emerging companies with inexpensive valuations that do not adequately reflect their growth potential. This portfolio is run by a trio of experienced portfolio managers/analysts headed by Glen Kleczka. We think that smaller cap value is an under-researched area with substantial capital gains potential for investors.
        Our administrative and client services areas have been revamped in order to improve customer service and to maintain a low expense structure. We remain very proud of our relatively low expense ratios that allow more of the portfolio return to flow to shareholders. As we look to years ahead when portfolio returns may not be double digits as has been the case in the equity markets over the past two years, lower expenses will be a significant component in delivering superior returns.
        We are very excited about the growth and opportunities within William Blair Mutual Funds and look forward to serving your investment needs for many years to come.

Rocky Barber

BLAIR MUTUAL GROWTH FUND LOGO

                             Performance Highlights

                                                1996       1995       1994       1993        1992
 Growth Fund                                    18.0%      29.1%      6.5%       15.5%        7.6%
  S&P 500 Index                                 23.3       37.5       1.3        10.0         7.7
  Russell 2000 Index                            16.5       28.4       (1.8)      18.9        18.4

--------------------------------------------------------------------------------

                              Investor Information

                                                     1996       1995       1994       1993       1992
 Ending Net Assets (in millions)                     $502       $363       $218       $150       $111
 Portfolio Turnover Rate (%)                          43         32         46         55          27
 Expense Ratio (%)                                   .79        .65        .71        .78         .83

--------------------------------------------------------------------------------

[A LETTER FROM THE PORTFOLIO MANAGERS]

[PHOTO ROCKY BARBER]

[PHOTO MARK A. FULLER III]

Dear Shareholders:

        For the second year in a row the equity market has registered a strong gain, with the S&P 500 up 23%. However, the strength was again concentrated in the very largest capitalization issues, and most mid-sized to smaller companies settled for more modest returns. These trends can be seen clearly in the tables highlighted above and below.

                               1996         1995            1994
-----------------------------------------------------------------------------
WILLIAM BLAIR GROWTH FUND      18.0%        29.1%            6.5%
Lipper Growth Fund Average     17.5         31.2            -1.6
-----------------------------------------------------------------------------

Stronger than expected economic growth coupled with a substantial increase in the value of the U.S. dollar provided the underpinnings of investor fervor for large cap stocks. As we look to 1997 we expect domestic growth to moderate and dollar appreciation to subside. Inflation and interest rates are likely to remain well behaved, so while equity prices in general are historically high, we do not fear a major sell-off in the market. Indeed, we expect that slower GNP growth in 1997 will increase the attractiveness of smaller stocks as many of our companies are less dependent on a strong economy to support their growth. If, as we expect, larger companies only grow 5-10% in 1997, then smaller companies in our portfolio growing 15-20+% will look relatively more attractive than the past two years when almost all companies, whether large or small, were 15-20% gains.

        Our larger cap stocks performed well in 1996, although much of the strength was concentrated in the financial services sector and in "Wintel" (short for Microsoft WINdows and InTEL)-the dynamic duo that have a dominant position in PCs. While the fund's exposure to smaller and medium sized companies has been more limited over the past 18 months (currently about 20% in the under $1 billion, or small, capitalization sector), even this more modest allocation to an underperforming area has caused the fund as a whole to lag the S&P 500 in 1995 and 1996.

        The final quarter of 1996 saw small cap stock performance shift away from the quality growth franchise that we covet. Our emphasis on companies with more predictable growth has a defensive nature to it that serves us well in most markets. However, domestic economic data suggesting stronger growth helped boost more economically sensitive sectors such as energy, capital goods and technology while more defensive growth sectors such as health care, distribution and business services lagged.
     Small cap holdings that performed particularly well in 1996 often were driven by strong earnings trends that exceeded expectations. Good examples of this include HEARTLAND EXPRESS, ACXIOM, CATALINA MARKETING AND QUINTILES TRANSNATIONAL. Conversely, disappointments were treated very harshly, and single day drops of 25% or more in the stock price were not unusual. As a result, stocks such as DIGI INTERNATIONAL, SUNGLASS HUT AND PEAK TECHNOLOGIES failed to sustain their growth trendlines and represented setbacks for the portfolio.
     The outlook for 1997 is quite dependent upon the level of economic growth and the behavior of interest rates and inflation. While we can't predict the future, after two years of strong gains it is prudent to lower our expectations for the near term. We expect further slowing in corporate earnings growth this year, primarily due to tough earnings comparisons against a surprisingly strong 1996. If the economy begins to slow in the second half of 1997, the relative earnings growth of the Growth Fund will look very attractive against the market and should improve our performance. In the meantime, while we recognize that the use of small and large growth companies has hindered our performance for the past two years, we remain committed to the investment philosophy and disciplines that have served us well over the long term.


Rocky Barber                                        Mark A. Fuller III

             [GROWTH FUND WILLIAM BLAIR MUTUAL FUNDS, INC. LOGO]

                ILLUSTRATION OF AN ASSUMED INVESTMENT OF $10,000
      WITH REINVESTMENT OF CAPITAL GAIN DISTRIBUTIONS AND INCOME DIVIDENDS

                                   [GRAPH]

         MEASUREMENT PERIOD                 GROWTH
        (FISCAL YEAR COVERED)                FUND            S&P 500
1/87                                         10000             10000
12/87                                        10799             10517
12/88                                        11567             12253
12/89                                        15090             16104
12/90                                        14785             15590
12/91                                        21345             20352
12/92                                        22969             21916
12/93                                        26532             24107
12/94                                        28245             24427
12/95                                        36456             33588
12/96                                        43013             41396

                       (BLAIR MUTUAL GROWTH FUND LOGO)

                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 1996
                           (all amounts in thousands)

Shares                                              Value
------                                              -----
COMMON STOCKS
APPLIED TECHNOLOGY -- 18.6%
   285   *   Acxiom Corporation                    $  6,849
   432   *   Airtouch Communications, Inc.           10,911
   187   *   American Management Systems              4,588
   250       Automatic Data Processing, Inc.         10,705
   142   *   B A Merchant Services, Inc., Class
               "A"                                    2,536
   115   *   BISYS Group, Inc.                        4,267
   140   *   Catalina Marketing Corporation           7,718
   222       Cognizant Corporation                    7,320
   100   *   Desktop Data                             1,930
   340       First Data Corporation                  12,423
   204   *   NFO Research, Inc.                       4,497
   288   *   Paging Network, Inc.                     4,393
    82       Reuters Holdings PLC (ADR)               6,244
   123       Shared Medical Systems Corporation       6,058
    83   *   Sterling Commerce, Inc.                  2,912
                                                   --------
                                                     93,351
                                                   --------
TECHNOLOGY -- 14.6%
   172   *   Broderbund Software, Inc.                5,131
    72   *   Electronic Arts                          2,156
    96       Intel Corporation                       12,574
   144   *   Intuit, Inc.                             4,540
   150       Linear Technology Corporation            6,581
   154   *   Microsoft Corporation                   12,695
    94       Molex Incorporated                       3,669
   152       Molex Incorporated, Class "A"            5,426
   115   *   Oracle Corporation                       4,811
    48   *   Solectron Corporation                    2,563
   177   *   Xilinx, Inc.                             6,529
   280   *   Zebra Technologies Corporation,
               Class "A"                              6,541
                                                   --------
                                                     73,216
                                                   --------

HEALTHCARE-RELATED SPECIALTIES -- 13.5%
    48   *   Amgen, Inc.                              2,611
   288   *   Elan PLC (ADR)                           9,579
   274   *   Health Care & Retirement
               Corporation                            7,856
   192   *   Healthsouth Rehabilitation
               Corporation                            7,418
   190       Medtronic, Inc.                         12,920
   224       Omnicare, Inc.                           7,206
    66   *   Quintiles Transnational
               Corporation                            4,371
    96   *   R. P. Scherer Corporation                4,825
   160       Smithkline Beecham PLC (ADR)            10,880
                                                   --------
                                                     67,666
                                                   --------

Shares                                              Value
------                                              -----
CONSUMER RETAIL -- 13.4%
   144       Albertson's, Inc.                     $  5,131
   240       CVS Corporation                          9,933
   188   *   Eckerd Corporation                       6,019
   230       Home Depot, Inc.                        11,552
    86   *   Kohl's Corporation                       3,392
   307   *   Office Depot, Inc.                       5,454
   155   *   PetSmart, Inc.                           3,384
   236   *   Staples, Inc.                            4,258
   118   *   Starbucks Corporation                    3,381
   209   *   Viking Office Products, Inc.             5,571
   154       Walgreen Company                         6,146
   133       Whole Foods Market, Inc.                 2,992
                                                   --------
                                                     67,213
                                                   --------
FINANCIAL SERVICES -- 11.1%
   204       Associates First Capital Corp.,
               Class "A"                              9,016
   304   *   Credit Acceptance Corporation            7,144
    76       Federal Home Loan Mortgage
               Corporation                            8,416
    96       Household International, Inc.            8,858
   266       MBNA Corporation                        11,059
   173       State Street Boston Corporation         11,149
                                                   --------
                                                     55,642
                                                   --------
DISTRIBUTION -- 9.0%
   217   *   Airgas, Inc.                             4,778
   154       Alco Standard Corporation                7,932
   128   *   Black Box Corporation                    5,292
   144       Cardinal Health, Inc.                    8,390
   123   *   Gulf South Medical Supply, Inc.          3,164
   299   *   JP Foodservice, Inc.                     8,322
   201   *   MSC Industrial Direct Co., Class
               "A"                                    7,426
                                                   --------
                                                     45,304
                                                   --------
BUSINESS SERVICES -- 9.0%
   106       Cintas Corporation                       6,206
   316   *   Heartland Express, Inc.                  7,703
   126   *   Interim Services, Inc.                   4,490
   228   *   Knight Transportation, Inc.              4,333
   145   *   Patterson Dental Co.                     4,083
   154       Reynolds & Reynolds, Inc., Class
               "A"                                    3,995
   125   *   Robert Half International, Inc.          4,304
   140   *   Rural/Metro Corporation                  5,054
   141       Wallace Computer Services, Inc.          4,877
                                                   --------
                                                     45,045
                                                   --------
INDUSTRIAL PRODUCTS -- 4.3%
   142       Danaher Corporation                      6,622
   245       M.A. Hanna Company                       5,366
   229       Minerals Technologies, Inc.              9,394
                                                   --------
                                                     21,382
                                                   --------

Shares                                              Value
-----------------------------------------------    --------
COMMON STOCKS (CONTINUED)
SPECIALTY CONSUMER SERVICES
  AND PRODUCTS -- 4.1%
    54   *   Blyth Industries, Inc.                $  2,453
   134   *   Boston Chicken, Inc.                     4,802
   250   *   CUC International, Inc.                  5,937
   147   *   Day Runner, Inc.                         2,872
   180   *   Department 56, Inc.                      4,463
                                                   --------
                                                     20,527
                                                   --------
FOOD-RELATED COMPANIES -- .8%
   144       Pepsico, Inc.                            4,214
                                                   --------
                    TOTAL COMMON STOCK -- 98.4%     493,560
                                                   --------
             (cost $355,663)

Principal Amount                                    Value
-----------------------------------------------    --------
SHORT-TERM INVESTMENTS
$  322       Associates Corp. of North America
               Demand Note, 5.23%, due 1/2/97      $    322
 2,000       Ford Motor Credit Corp., 5.42%,
               due 1/17/97                            2,000
 2,707       General Motors Acceptance
               Corporation 5.39%, due 1/24/97         2,707
 1,995       GE Capital Corp., 5.40%, due
               1/31/97                                1,995
                                                   --------
             TOTAL SHORT-TERM
               INVESTMENTS -- 1.4%                    7,024
                                                   --------
             (cost $7,024)
             TOTAL INVESTMENTS -- 99.8%             500,584
             (COST $362,687)
             CASH AND OTHER ASSETS, LESS
               LIABILITIES -- .2%                     1,190
                                                   --------
             NET ASSETS -- 100.0%                  $501,774
                                                   ========

---------------
* Non-income producing securities

ADR = American Depository Receipt

                See accompanying Notes to Financial Statements.

VALUE DISCOVERY FUND  (BLAIR MUTUAL GROWTH FUND LOGO)

A Letter from the
Portolio Managers

[Photo Glen Kleczka]


[Photo Cappy Price]


[Photo David Mitchell]


Dear Shareholders:

        We are pleased to announce the addition of the Value Discovery Fund to the William Blair Mutual Funds family. The fund was officially launched December 23, 1996 and is currently accepting capital contributions.
        The name "Value Discovery" was chosen for our fund because we will invest using a value investment discipline. Value investing can be likened to a process of discovery. Your investment team will discover companies whose future growth prospects are underestimated by the market. We will focus on companies that possess excellent emerging growth characteristics but may not yet have an established, historical growth record. We believe these companies are often overlooked as investors extrapolate past performance in formulating a future outlook. Emerging growth companies often trade like value stocks because they lack an established record of growth. Investors tend to assume that a lack of historical growth portends diminished emerging growth opportunities. We believe otherwise.
        Success in investment management means producing returns above and beyond a market benchmark on a consistent basis. Our goal is to consistently outperform the Russell 2000 Index which tracks the performance of small companies. Value Discovery invests in companies with market capitalizations from $20 million to $1.5 billion. Of the over 20,000 publicly-traded companies in the U.S., approximately 70% have market capitalizations of less than $300 million, and 90% have less than $1.5 billion. We will concentrate on this universe of small companies to produce superior returns. These companies, we believe, are growing aster than larger companies and have less research coverage by investment firms.
        The Value Discovery Fund will seek for purchase companies exhibiting four distinct characteristics. First, they will be financially strong, often with substantial liquidity and no debt. Second, they will be trading at material discounts to our estimate of intrinsic value with meaningful stock price support to reduce downside risk. Third, they will have good secular growth prospects and be well-positioned within growing industries. Finally, the Value Discovery Fund will identify investments with catalysts that can result in earnings acceleration through faster growth or improving profitability.
        We are proud to be a part of the William Blair Mutual Funds family, and we welcome your investment.

Glen Kleczka                      Cappy Price             David Mitchell

          VALUE DISCOVERY FUND * WILLIAM BLAIR MUTUAL GROWTH FUND LOGO

                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 1996
                           (all amounts in thousands)

CASH AND OTHER ASSETS, LESS LIABILITIES                       $2,175
                                                              ------
NET ASSETS -- 100.0%                                          $2,175
                                                              ======

                See accompanying Notes to Financial Statements.

INTERNATIONAL GROWTH FUND - WILLIAM BLAIR MUTUAL FUNDS, INC.

--------------------------------------Performance Highlights----------------------------------------

                                                        1996         1995         1994         1993
 International Growth Fund                              10.2%         7.2%        (0.0)%       33.6%
  Lipper International                                  14.4         10.0         (0.7)        39.2
  MSCI AC WLD ex US Index*                               6.7          9.9          6.6         34.9
----------------------------------------------------------------------------------------------------

----------------------------------------Investor Information----------------------------------------

                                                        1996         1995         1994         1993
 Ending Net Assets (in millions)                        $105          $90          $70          $40
 Portfolio Turnover Rate (%)                              89           77           40           83
 Expense Ratio (%)                                      1.44         1.48         1.51         1.71
----------------------------------------------------------------------------------------------------

* Morgan Stanley Capital International All Country World Free except U.S. Index


A LETTER FROM THE       Dear Shareholders:
PORTFOLIO MANAGER       The year 1996 brought in a bumper crop of good economic
                        and political news.
[GEORGE GREIG PHOTO]       - Economic growth, while improving from 1995's
                             sluggish pace, remained moderate. Only two major economies--Australia and Japan--grew at a rate above 3%; only Italy and Switzerland fell below 1% growth.
                           - Inflation trended below its long term average level
                             in every major economy worldwide, and fell below 4% in every European country with the exception of Greece. By the end of 1996, even China and Brazil had experienced single-digit inflation. In spite of generally improving economic growth, interest rates fell everywhere except in the UK and the US.
                           - Central bankers achieved their collective goal of
                             steadily strengthening the dollar without causing undue market volatility.
                           - Elections in the US and Japan came off exactly as
                             forecast: opinion polls in Britain remained unchanged all year long; even the Prodi government in Italy was viewed as stable. Something like a political consensus for the European monetary union and its fiscal preconditions seemed to be in place by year-end. No significant new trade disputes arose anywhere.
                           - Among the 25 emerging marker economies we follow,
                             none suffered a decline in real GDP during 1996, none underwent an involuntary change in government, only one experienced a significant real devaluation, and all but three showed rising foreign exchange reserves.

If this seems like the ideal environment for financial markets, it was. Twenty-percent or better market returns were commonplace in Europe, developed Asia, and many emerging markets. The exceptions were few but significant: South Africa, Chile, and Thailand all fell by more than 15% in dollar terms, as did Japan, where investor confidence seemed to erode as they year wore on. We continue to believe in corporate performance as the key driver of international equity investment decision in 1997 and beyond. For many years, returns on capital and returns to shareholders have been downplayed or ignored in Europe and Japan. We believe that over the next several years these same criteria, which have dominated the U.S. market, will begin to rise to the top of the corporate agenda abroad.

     As you know, we implemented a management change within the fund during 1996, creating an in-house research and portfolio team to take charge of the fund's day-to-day
                                                                (continued)

         INTERNATIONAL GROWTH FUND - WILLIAM BLAIR MUTUAL FUNDS, INC.


management. The team is now in place, and the composition of the portfolio has been changed to reflect a strengthened commitment to both above-average fundamental characteristics and the long-term quality growth approach for which William Blair is known.
    The International Growth Fund will now be compared to the new Morgan Stanley All County World Free except the U.S. Index. Unlike the Morgan Stanley Europe-Australia-Far East Index, this new benchmark includes emerging markets and reduces the Japanese portion to approximately 30%, making it more comparable to our fund in terms of investment approach.





George Greig

          INTERNATIONAL GROWTH FUND-WILLIAM BLAIR MUTUAL FUNDS, INC.

               ILLUSTRATION OF AN ASSUMED INVESTMENT OF $10,000
     WITH REINVESTMENT OF CAPITAL GAIN DISTRIBUTIONS AND INCOME DIVIDENDS


                                   [GRAPH]

                     10/92      12/92      6/93       12/93      6/94     12/94      6/95     12/95      6/96      12/96
Int'l Growth Fund   $10,000    10,130     11,390      13,534     13,985   13,528     13,332   14,505     15,687    15,687
MSCI All Country    $10,000     9,694     11,885      13,078     13,960   13,945     14,269   15,331     16,148    16,355
World Free Ex-U.S.*
Lipper Inter-       $10,000     9,876     11,311      13,745     13,717   13,644     13,983   15,012     16,316    17,178
national Index
MSCI EAFE**         $10,000     9,623     11,879      12,793     13,935   13,825     14,206   15,422     16,142    16,403

*   MORGAN STANLEY CAPITAL INTERNATIONAL ALL COUNTRY WORLD FREE EXCEPT U.S.
    INDEX
**  MORGAN STANLEY EUROPE-AUSTRALIA-FAR EAST INDEX

            INTERNATIONAL GROWTH FUND - BLAIR MUTUAL INTERNATIONAL

                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 1996
                           (all amounts in thousands)

   Shares                                          Value
   ------                                          -----
COMMON STOCKS -- EUROPE 43.6%
AUSTRIA -- 1.5%
    10        VA Technologie AG (Industrial
                engineering)                      $  1,570
                                                  --------
DENMARK -- 1.3%
     7        Novo Nordisk AS (Pharmaceutical)       1,318
                                                  --------
FINLAND -- 2.3%
    19        Nokia (AB) OY
                (Telecommunications equipment)       1,103
     9        Raision Tehtaat OY (Food)                535
     9        TT Tieto OY, "B" Shares
                (Consultants)                          746
                                                  --------
                                                     2,384
                                                  --------
FRANCE -- 5.6%
     6        Canal Plus (Media/television)          1,369
    38        Lagardere Groupe (Industrial
                holding company)                     1,043
    10        Louis Dreyfus Citrus (Food
                processing)                            328
    29    *   SGS Thomson Microelectronics
                (Semiconductors)                     2,051
     2        Sodexho (Contract catering)            1,114
                                                  --------
                                                     5,905
                                                  --------
GERMANY -- 5.6%
     1        Altana Industrie -- Aktiem Und
                Anlagen DM50 (Pharmaceuticals)         739
    11        Adidas AG ORD (Sporting goods)           950
    15    *   Leica Camera AG (Cameras)                468
     3    *   Mannesmann AG (General
                engineering)                         1,083
     8        Moebel Walther (Furniture
                stores)                                442
     9        SGL Carbon AG (Chemicals)              1,134
    18        Veba AG (Utility)                      1,040
                                                  --------
                                                     5,856
                                                  --------
ITALY -- 2.0%
   502        Banca Fideuram SPA (Fund
                management)                          1,102
   400        Telecom Italia Mobile (Cellular
                service)                             1,013
                                                  --------
                                                     2,115
                                                  --------
NETHERLANDS -- 3.1%
    20        ABN AMRO Holdings (Banks)              1,301
    26        Philips Electronics NV (Consumer
                electronics)                         1,053
    20        Van Ommeren (Specialty
                chemicals)                             903
                                                  --------
                                                     3,257
                                                  --------

   Shares                                          Value
   ------                                          -----
NORWAY -- 1.7%
    58    *   Tandberg (Digital television
                systems)                          $  1,811
                                                  --------
SWEDEN -- 5.7%
    28        Autoliv AB (Airbag
                manufacturers)                       1,224
    45        Astra AB (Pharmaceuticals)             2,217
    50        Ericsson AB Telecom
                (Telecommunication services)         1,542
    22        Kinnevik AB "B" Free Shares
                (Industrial holding company)           618
    22        Netcom Systems AB "B" Shares
                (Telecommunications)                   363
                                                  --------
                                                     5,964
                                                  --------
SWITZERLAND -- 1.8%
  0.43        Baloise Holdings (Insurance)             853
    10        CS Holdings (Banking)                  1,026
                                                  --------
                                                     1,879
                                                  --------
UNITED KINGDOM -- 13.0%
    40        Abbott Mead Vickers PLC
                (Advertising agency)                   442
    75        Cairn Energy (Energy utility)            538
    50        DFS Furniture Company (Furniture
                manufacturer/retailer)                 514
   125        First Leisure Corporation PLC
                (Entertainment)                        721
   250        Firstbus PLC (Transportation
                services)                              871
    70        Games Workshop (Toys)                    647
   135        Grand Metropolitan PLC
                (Breweries)                          1,064
   100        Harvey Nichols Group PLC
                (Department stores)                    596
   240        Hays PLC (Bulk
                distribution/personnel
                services)                            2,310
   200        Kwik Fit Holdings ORD PLC
                (Distributors)                         745
    60        Mercury Assets Management Group
                (Banks/Merchant)                     1,278
   125        Next PLC (Retail apparel)              1,215
    60        Page (Michael) Group PLC
                (Recruitment)                          426
    50        Rolls Royce PLC (Engineering)            220
    65        Standard Chartered PLC (Retail
                banks)                                 803
   126        Tesco PLC (Food Retailer)                768
    25        Wetherspoon (J.D.) PLC (Retail
                pubs)                                  505
                                                  --------
                                                    13,663
                                                  --------
COMMON STOCKS -- ASIA -- 36.7%
AUSTRALIA -- .6%
   125        QBE Insurance Group Limited
                (General insurer)                      659
                                                  --------


   Shares                                          Value
   ------                                          -----
HONG KONG -- 6.4%
 2,200        Cafe de Coral Holdings, Limited
                (Fast food)                       $    590
 2,200    *   Founder Hong Kong, Limited
                (Electronic publishing)                846
 1,000    *   Glorious Sun Enterprises,
                Limited (Textile products)             417
   600    *   Guang Nan Holdings, Limited
                (Miscellaneous distribution)           516
    84        HSBC Holdings (Bank)                   1,802
   250    *   New World Infrastructure
                (Construction)                         730
   200        Shanghai Industrial Holdings,
                Limited (Tobacco/
                pharmaceutical holdings)               729
   185        Television Broadcasts, Limited
                (Broadcasting)                         739
 1,550        Tingyi (Cayman Island) Holdings
                (Food manufacturing)                   406
                                                  --------
                                                     6,775
                                                  --------
JAPAN -- 26.9%
    25        Aderans Company, Limited (Wigs)          611
    77        Anritsu Corporation (Electrical
                machinery)                             831
    95        Canon, Incorporated (Computer
                and office equipment)                2,099
    16        Chodai Company, Limited
                (Consulting services)                  404
    44        Credit Saison (Credit cards)             984
  0.20        DDI Corporation (Telecom service
                provider)                            1,322
    25        Enix Corporation (Entertainment
                software)                              563
    15        Fuji Machine Manufacturing
                (Automated assembly machine)           397
    21        Giken Seisakusho Company,
                Limited (Machinery)                    281
    17        Hirose Electronics Company,
                Limited (Connectors)                   985
    30        Hoya Corporation (Specialty
                glass)                               1,178
     6        Imagineer Company, Limited (Game
                software)                              363
    60        Jaccs Company (Consumer finance)         466
     7        Keyence Corporation
                (Electronics)                          864
    20        Meiwa Estate Corporation,
                Limited (Condominiums)                 501
   120        Minebea Company, Limited
                (Miniature bearings)                 1,003
    16        Nichiei Company, Limited
                (Finance company)                    1,181
    10        Nichii Gakkan Company (Medical
                recordkeeping)                         499
    15        Noritsu Kohki Company, Limited
                (Photo processing equipment)           706
    21        Oiles Corporation (Machinery)            638



   Shares                                          Value
------------                 JAPAN (CONTINUED)    --------
    87        Ricoh Corporation, Limited
                (Color copier manufacturer)       $    999
    20        Rohm Company (Electronics)             1,314
    15        Ryohin Keikaku Company, Limited
                (Home furnishing/
                apparel stores)                      1,114
    10        SMC Corporation (Machinery)              672
    10        Sakai Moving Service
                (Residential moving)                   251
    36        Santen Pharmaceutical Company
                (Opthalmic pharmaceuticals)            746
    14        Secom Company, Limited
                (Services)                             847
    23        Sho Bond Construction
                Corporation (Construction)             630
    51        Sodick Company, Limited
                (Electronics)                          423
    41        Sony Corporation (Consumer
                electronics)                         2,686
    95        Takeda Chemical Industries,
                Limited (Pharmaceuticals)            1,993
     6        Tiemco Company, Limited (Sport
                fishing equipment)                     384
     9        World Company, Limited
                (Wholesale apparel)                    373
                                                  --------
                                                    28,308
                                                  --------
MALAYSIA -- 2.0%
    90        Commerce Asset Holdings Berhad
                (Retail bank)                          677
   120        Malaysia Assurance Alliance
                (Insurance)                            585
   158        YTL Corporation Berhad (Holding
                company/power generation)              848
                                                  --------
                                                     2,110
                                                  --------
SINGAPORE -- .8%
    95        City Developments (Real estate)          855
                                                  --------
COMMON STOCKS -- EMERGING MARKETS -- 14.9%
ARGENTINA -- .6%
    22        Banco Frances Rio Plata ADR
                (Bank)                                 606
                                                  --------
BRAZIL -- 3.4%
30,000        Lojas Arapua PN (Retail)                 554
16,000        Telebras S.A.
                (Telecommunications)                 1,147
     8        Telecommunicacoes Brasilera, ADR
                (Telecommunications)                   612
 3,200        Telecommunicacoes de Sao Paolo
                (Telecommunications)                   693
17,230        Uniao de Bancos Brasilera (Bank)         562
                                                  --------
                                                     3,568
                                                  --------
CHILE -- .9%
    17        Laboratorio Chile S.A. (Generic
                drugs)                                 280
     6        Quimica Y Minera Chile ADR
                (Mining)                               313
    19        Santa Isabel S.A. GDR (Food
                retailer)                              428
                                                  --------
                                                     1,021
                                                  --------


   Shares                                          Value
------------                 CHILE (CONTINUED)    --------
CHINA -- .6%
   751    *   Huangshan Tourism Development
                Co. (Tourism)                     $    331
   300    *   Wuxi Little Swan (Appliance
                manufacturing)                         303
                                                  --------
                                                       634
                                                  --------
GREECE -- .4%
    13        Goody S.A. (Retail restaurants)          224
    20        Sarantis (Cosmetics)                     216
                                                  --------
                                                       440
                                                  --------
HUNGARY -- .6%
     6        Gedeon Richter RT
                (Pharmaceuticals)                      351
     8        Pannonplast Plastic Industries
                (Plastic pipe manufacturing)           294
                                                  --------
                                                       645
                                                  --------
INDIA -- .4%
    50        Gujarat Ambuja Cements (Building
                products)                              413
                                                  --------
INDONESIA -- 1.3%
   150        PT Ramayana Lestari Sentosa
                (Retail department store)              324
   650        PT Telecomunikasion
                (Telecommunications)                 1,087
                                                  --------
                                                     1,411
                                                  --------
ISRAEL -- .4%
    24        Koor Industries, Limited
                (Fertilizer)                           411
                                                  --------
KOREA -- 1.6%
    49        Korea Electric Power Corporation
                ADR (Electric utility)               1,015
     6        Samsung Display Devices, Limited
                (Electronic displays)                  330
     2        Sungmi Telecom Company
                (Telecommunication equipment)          298
                                                  --------
                                                     1,643
                                                  --------
PERU -- 1.2%
    17        Corporation Banco Credito del
                Peru (Bank)                            306
   505        Telefonica Del Peru S.A. CPT "B"
                Shares (Telephone company)             940
                                                  --------
                                                     1,246
                                                  --------
PHILIPPINES -- .8%
 1,000        C & P Homes (Housing
                development)                      $    513
 1,250        Davao Union Cement Corporation,
                Class "B" (Cement)                     352
                                                  --------
                                                       865
                                                  --------
POLAND -- .6%
   12         Agros Holdings, Class "C" (Food)         315
   34         Electrim S.A. (Telecommunication
                wire manufacturing)                    308
                                                  --------
                                                       623
                                                  --------
SOUTH AFRICA -- 1.3%
   30         Liberty Life Association of
                Africa (Life/health insurance)         752
  100         Metropolitan Cash & Carry,
                Limited (Food retail)                  331
   30         Nasionale Pers Beperk
                (Publishing)                           277
                                                  --------
                                                     1,360
                                                  --------
THAILAND -- .5%
  200  (a)    Industrial Finance Corporation
                of Thailand (Bank)                     534
   54         Thai Farmers Bank Warrants
                (Bank)                                  --
                                                  --------
                                                       534
                                                  --------
TURKEY -- .3%
 2,000        Ardem Pisirici (Stove
                manufacturing)                         296
                                                  --------
TOTAL COMMON STOCKS 95.2%
              (COST $86,980)                       100,145
                                                  --------
SHORT-TERM INVESTMENTS -- 4.3%
 $4,485   Investors Bank & Trust Company
            Repurchase Agreement,
            5.91% ,dated 12/31/96
            Collateralized by U.S.
            Government Agency Security
            with market value of $4,710
            with 1/2/97 repurchase date
            (cost $4,485)                            4,485
                                                  --------
          TOTAL INVESTMENTS -- 99.5%               104,630
          (cost $91,465)
          OTHER ASSETS, LESS
            LIABILITIES -- .5%                         518
                                                  --------
          NET ASSETS -- 100.0%                    $105,148
                                                  ========

---------------

 *  Non-income producing securities

ADR = American Depository Receipt

GDR = Global Depository Receipt

(a) Foreign registered securities (Alien Market)

At December 31, 1996, the Fund's Portfolio of Investments includes the following categories: Technology -- 22%; Services -- 18%; Finance -- 17%; Manufacturing -- 12%; Consumer Goods -- 9%; Utilities -- 8%; Retail -- 7%; Processing -- 3%; Transportation -- 2%; and Other -- 2%

                See accompanying Notes to Financial Statements.

INCOME FUND-WILLIAM BLAIR MUTUAL FUNDS, INC.

                             Performance Highlights

                                                1996       1995       1994       1993       1992
 Income Fund                                    3.0%       14.4%      (0.7)%     7.8%       7.2%
  Lehman Intermediate Govt./Corp. Index         4.1        15.3       (1.9)      8.8        7.2


                              Investor Information

                                             1996       1995       1994       1993       1992
 Ending Net Assets (in millions)             $150       $147       $144       $204       $137
 Portfolio Turnover Rate (%)                   66         54         63        114         47
 Expense Ratio (%)                            .70        .68        .68        .70        .88


A LETTER FROM THE PORTFOLIO MANAGER

[BENTLEY MYER PHOTO]

Dear Shareholders:

        The big story in the bond market for the second half of 1996 was the slowdown in the economy during the third quarter. Real Gross Domestic Product grew at a very robust rate of 4.7% during the second quarter, but slipped to just 2.1% during the third quarter. Early reports for the fourth quarter suggest that the growth rate picked up, but not in any significant way.

        The bond market tracked these changes very closely with prices rising strongly in the third quarter, only to reverse course later in the fourth quarter. Looking ahead, it appears that the economy will continue to grow at a moderate rate into the first half of 1997. There do not appear to be many excesses that would lead the Federal Reserve Board to change their more neutral policy and start raising short-term interest rates. One exception is the continuing upward movement in stock prices; a large correction could dampen consumer confidence.

        Our strategy continued to run counter to market sentiment as we started raising cash reserves during the third quarter rally. This move hurt our relative performance early on, but we have benefitted more recently as interest rates moved back up. U.S. Treasury notes and more conservative mortgage-backed securities continue to be our preferred sector choices. This again runs against popular thinking which favors corporate bonds. We continue to have concerns in the corporate sector, as the risk and return characteristics for most issues do not look attractive.

        Finally, in November we raised the monthly dividend from $.05 per share to $.0525. We waited until later in the year to raise this rate because we wanted to make sure we could sustain the increased payment for some period of time. This more conservative approach will continue to be our policy in 1997 and beyond.


Bentley Myer

INCOME FUND - WILLIAM BLAIR MUTUAL FUNDS, INC.

                ILLUSTRATION OF AN ASSUMED INVESTMENT OF $10,000
      WITH REINVESTMENT OF CAPITAL GAIN DISTRIBUTIONS AND INCOME DIVIDENDS

                                                            LEHMAN IN-
                                                            TERMEDIATE
                                                             GOVERN-
 MEASUREMENT PERIOD                       INCOME       MENT/CORPORATE
(FISCAL YEAR COVERED)                      FUND             INDEX
---------------------                     ------       ----------------
   9/90                                    10,000           10,000
   12/90                                   10,291           10,490
   6/91                                    10,781           10,946
   12/91                                   11,966           12,024
   6/92                                    12,390           12,387
   12/92                                   12,845           12,887
   6/93                                    13,565           13,687
   12/93                                   13,849           13,955
   6/94                                    13,555           13,652
   12/94                                   13,746           13,748
   6/95                                    14,935           15,069
   12/95                                   15,722           15,857
   6/96                                    15,670           15,823
   12/96                                   16,189           16,498

INCOME FUND WILLIAM BLAIR MUTUAL FUNDS, INC.

                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 1996
                           (all amounts in thousands)

Principal
 Amount                Issue                          Value
---------              -----                         --------
U.S. GOVERNMENT AND U.S. GOVERNMENT AGENCY GUARANTEED
OBLIGATIONS -- 65.0%

U.S. TREASURY NOTES -- 30.3%
 $ 10,322   5.750%, due 8/15/03                      $ 10,019
   15,500   7.250%, due 5/15/04                        16,324
    5,000   7.250%, due 8/15/04                         5,267
   12,650   7.875%, due 11/15/04                       13,816
 --------                                            --------
   43,472   Total U.S. Treasury Obligations            45,426
 --------                                            --------
U.S. GOVERNMENT GUARANTEED OBLIGATIONS -- 9.1%
U.S. DEPARTMENT OF VETERANS
AFFAIRS -- 3.3%
    5,000   Mortgage Trust 1992-2,                      5,019
 --------     Tranche 2-D, 7.000%, due               --------
              9/15/15
FEDERAL HOUSING AUTHORITY -- 2.9%
    4,120   9.680%, due 3/1/25                          4,282
 --------                                            --------
SMALL BUSINESS ADMINISTRATION -- 1.2%
       --   Receipt for Multiple
              Originator Fees, #3
              0.785%, due 11/8/08                       1,503
              (Interest Only) WAC
      339   Loan #100023, 9.375%, due                     352
 --------     11/25/14                               --------
      339   Total Small Business                        1,855
 --------     Administration                         --------
              Obligations
GOVERNMENT NATIONAL MORTGAGE
  ASSOCIATION II -- 1.0%

       20   12.000%, due 2/20/00                           21
       21   12.500%, due 2/20/15                           24
      659   11.000%, due 3/20/16                          738
       17   10.500%, due 6/20/19                           18
      440   11.000%, due 8/20/19                          492
       69   10.500%, due 8/20/20                           75
       87   10.500%, due 9/20/20                           95
 --------                                            --------
    1,313   Total Government National                   1,463
 --------     Mortgage Association                   --------
              Obligations II
GOVERNMENT NATIONAL MORTGAGE
  ASSOCIATION -- 0.7%

       11   12.500%, due 4/15/14                           12
       54   13.000%, due 11/15/14                          60
      909    8.500%, due 12/15/21                         953
 --------                                            --------
      974   Total Government National                   1,025
 --------     Mortgage Association                   --------
              Obligations
Principal
 Amount                Issue                          Value
---------              -----                         --------

GOVERNMENT NATIONAL MORTGAGE
  ASSOCIATION MOBILE HOME -- 0.0%
 $     35   9.750%, due 3/15/98                      $     36
       17   9.750%, due 1/15/99                            18
 --------                                            --------
       52   Total Government National                      54
 --------     Mortgage Association                   --------
              Mobile Home Obligations
U.S. GOVERNMENT AGENCY GUARANTEED
  OBLIGATIONS -- 25.6%
FEDERAL NATIONAL MORTGAGE
  ASSOCIATION (FNMA) -- 10.6%
      746   1991-79, Tranche S, 16.596%
              FR, due 7/25/98                             799
    1,123   8.500%, due 7/1/99                          1,145
      567   11.250%, due 12/15/11                         624
      569   12.250%, due 12/15/11                         641
       53   13.250%, due 8/1/14                            53
    2,640   1992-200, Tranche SE,
              11.500%, due 11/25/22                     2,653
      266   1993-19, Tranche SH,
              11.234%, due 4/25/23                        259
    4,842   5.724% FR, due 9/1/26                       4,949
    4,701   5.900% FR, due 10/1/26                      4,801
 --------                                             --------
   15,507   Total FNMA Mortgage                        15,924
 --------     Obligations                            --------
FEDERAL HOME LOAN MORTGAGE
  CORP. (FHLMC) -- 8.7%
      403   #1475, Tranche SC, 9.457%                     386
              FR, due 2/15/08
    1,092   #1693, Tranche S+, 5.725%,                    893
              due 9/15/08
      166   #1214, Tranche EB, 9.900%                     166
              FR, due 2/15/15
    3,445   #555280, Pass Through,                      3,579
              8.500% , due 9/1/17
    2,000   #1289, Tranche PK, 7.500%,                  2,019
              due 5/15/18
    3,390   #1166, Tranche PG, 8.000%,                  3,439
              due 2/15/20
      603   #1492, Tranche SE, 10.133%,                   529
              due 3/15/23
    2,017   #1542, Tranche S, 14.346%,                  2,060
 --------     due 7/15/23                            --------
   13,116   Total FHLMC Mortgage                       13,071
 --------     Obligations                            --------


Principal                                   S & P
 Amount                Issue               Rating       Value
---------              -----             -----------   --------
                                         (Unaudited)
FEDERAL HOME LOAN BANKS
  (FHLB) -- 6.3%
    4,000   #AI-03, Tranche 1, 6.953%,
              due 4/25/03                              $  4,005
    5,500   #BJ-03, Tranche 1, 6.750%,                    5,503
 --------     due 10/24/03                             --------
    9,500   Total FHLB Mortgage Obli-                     9,508
 --------     gations                                  --------
 $ 93,393   Total U.S. Government and                    97,627
 --------     U.S. Government Agency                   --------
              Guaranteed Obligations
COLLATERALIZED MORTGAGE
  OBLIGATIONS -- 20.3%
    3,256   Prudential Home Mortgage
              Securities Corp.,
              1992-45, Tranche A-8,           AAA         3,158
              6.370% FR, due 1/25/00
    1,418   Polk Co. HFA, 1991-1,
              Tranche A-2, 9.550%, due        AAA         1,471
              1/15/11
   12,452   Morgan Keegan Funding I,          AA-        12,701
              L.P., 8.000%, due 4/25/11
      416   Mortgage Obligation Struc-
              tured Trust, 1993-1,
              Tranche A-1, 6.350%, due        AAA           414
              10/25/18
    5,385   Citicorp, 1993-2, Tranche         AAA         5,430
              A-4, 7.500%, due 7/25/21
    5,000   Prudential Home Mortgage
              Securities Corp., 1993-8,
              Tranche A-10, 7.350%, due       AAA         5,023
              3/25/23
      174   Residential Finance Corp.,
              1991-11, Tranche A-2,            AA           175
              10.000%, due 4/01/21
      944   Residential Trust Corp.,
              1992-2, Tranche A,               AA           958
              7.943%, due 8/25/21
      212   Resolution Trust Corp.,
              1991-3, Tranche A-2,            AAA           224
              10.372%, due 8/25/21
      862   Resolution Trust Corp.,
 --------     1992-5, Tranche 5-C,
              8.621%, due 1/25/26                           886
                                               AA      --------
   30,119   Total Collateralized Mort-                   30,440
 --------     gage Obligations                         --------


Principal                                   S & P
 Amount                Issue               Rating       Value
---------              -----             -----------   --------
                                         (Unaudited)
CORPORATE OBLIGATIONS -- 2.1%
 $  1,250   Sears, Roebuck Corp. Me-
              dium Term Note, 9.75%,
              due 3/21/00                      A-      $  1,374
    1,500   Household Finance Corp.
 --------     Medium Term Note, 10.38%,
              due 12/15/00                                1,705
                                                A      --------
    2,750   Total Corporate Obligations                   3,079
 --------                                              --------
  126,262   TOTAL LONG-TERM IN-                         131,146
 --------     VESTMENTS -- 87.4%                       --------
            (cost $130,611)
SHORT-TERM INVESTMENTS -- 11.5%
    1,456   Associates Corp. of North
              America Demand Note,                        1,456
              5.233%, due 1/1/97             A-1+
    3,250   Sears Commercial Paper,                       3,250
              5.408%, due 1/13/97             A-2
    4,000   General Motors Acceptance
              Corp., 5.300%, due                          4,000
              1/16/97                         A-2
    1,750   Sears Commercial Paper,                       1,750
              5.551%, due 1/23/97             A-2
    2,500   Sears Commercial Paper,                       2,500
              5.452%, due 1/24/97             A-2
    1,750   Ford Motor Credit Company,                    1,750
              5.300%, due 2/7/97              A-1
    2,500   General Motors Acceptance
 --------     Corp., 5.300%, due 3/3/97                   2,500
                                              A-2      --------
   17,206   TOTAL SHORT-TERM IN-
 --------     VESTMENTS -- 11.5%                         17,206
                                                       --------
            (cost $17,206)
 $143,468   TOTAL INVESTMENTS -- 98.9%
 ========                                               148,352
            (cost $147,817)
            OTHER ASSETS, LESS
              LIABILITIES -- 1.1%                         1,654
                                                       --------
            NET ASSETS -- 100.0%                       $150,006
                                                       ========

---------------
WAC = Weighted Average Coupon
FR = Floating Rate

                See accompanying Notes to Financial Statements.

                    Blair Mutual Ready Reserves Fund Logo

                             Performance Highlights

                                                1996       1995       1994       1993       1992
 Ready Reserves Fund                            4.8%       5.5%       3.7%       2.6%       3.3%
  S&P-rated AAA Money Market Funds              4.8        5.4        3.6        2.0        3.2

                              Investor Information

                                                     1996       1995       1994       1993       1992
 Ending Net Assets (in millions)                     $761       $704       $521       $477       $449

 Expense Ratio (%)                                   .71        .72        .71        .71         .71


A LETTER FROM THE PORTFOLIO MANAGER

[BENTLEY MYER PHOTO]

Dear Shareholders:

        The sentiment regarding changes in Federal Reserve Board policy swung over a fairly wide range during the second half of 1996. Short-term interest rates were expected to be increased early in the he period in response to signs that the economy was expanding at a very rapid rate. As subsequent signs emerged indicating a slowing in the growth rate of the economy, expectations changed to an actual lowering in short rates. When the dust had settled at year end, the federal funds rate stood at 5.25%, or exactly where it began the period. The current forecast is for a continuation at this level, but, with the increased amount of speculation in the money markets, there will probably be a change in sentiment in the very near future.
        With the fairly narrow spread between shorter-and longer-maturity money market rates, we have allowed our average maturity to drift down to a current level of 37 days. This is at the lower end of our normal maturity range of 35 to 60 days. We are likely to maintain this average until we feel that we are adequately compensated for extending our maturities. From a sector standpoint, we sold some floating rate notes and reinvested the proceeds in highly rated, fixed rate commercial paper. With Federal Reserve Board policy unlikely to change in the near term, we felt more comfortable with a fixed rate option. Assets continued to grow and have reached the $750 million level recently.
        We look forward to serving your money market needs in 1997.


Bentley M. Myer

            READY RESERVES FUND - WILLIAM BLAIR MUTUAL FUNDS, INC.

                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 1996
                           (all amounts in thousands)

Principal                       Interest              Amortized
 Amount           Issue           Rate     Maturity     Cost
---------         -----         --------   --------   ---------
U.S. GOVERNMENT AGENCY GUARANTEED -- 2.2%
$  2,200    Agency for
            International
            Development
            VRN -- Peru           5.778%     1/1/97   $  2,200
     366    Agency for
            International
            Development
            VRN -- Zimbabwe       5.778%     1/1/97        366
   9,000    Student Loan
            Marketing
            Association VRN       5.645%     1/1/97      9,000
   5,000    Student Loan
            Marketing
            Association VRN       5.545%     1/1/97      5,000
--------                                              --------
  16,566                                                16,566
--------                                              --------
DEMAND NOTE-- 0.0%
     103    Associates
            Corporation of
            North America
            Demand Note VRN       5.233%     1/2/97        103
                                                      --------
FIXED RATE NOTES -- 0.3%
   2,000
--------
            National Rural
            Utilities
            Cooperative
            Finance
            Corporation           8.160%    1/15/97      2,002
                                                      --------
COMMERCIAL PAPER -- 96.6%
INSURANCE -- 20.6%
   8,000
            A. I. Credit
            Corporation           5.280%    2/14/97      7,948
   2,858
            American General
            Finance
            Corporation           5.310%    1/22/97      2,849
   6,500
            American General
            Finance
            Corporation           5.300%    1/30/97      6,472
   1,707
            American General
            Finance
            Corporation           5.320%    1/30/97      1,700
   8,117
            American General
            Finance
            Corporation           5.370%     4/4/97      8,004
   6,000
            Aon Corporation       5.300%    1/21/97      5,982
   2,254
            Metlife Funding
            Incorporated          5.300%    1/23/97      2,247


Principal                       Interest              Amortized
 Amount           Issue           Rate     Maturity     Cost
---------         -----         --------   --------   ---------
$  3,483    Metlife Funding
            Incorporated          5.300%    1/23/97   $  3,472
  10,673    Metlife Funding
            Incorporated          5.290%    2/12/97     10,607
   7,000    Metlife Funding
            Incorporated          5.280%    2/13/97      6,956
   3,300    Metlife Funding
            Incorporated          5.330%    2/13/97      3,279
   3,846    Metlife Funding
            Incorporated          5.300%     3/6/97      3,810
   7,350    Metlife Funding
            Incorporated          5.300%    3/13/97      7,273
  10,643    Prudential Funding
            Corporation           5.520%    1/14/97     10,622
   6,640    Prudential Funding
            Corporation           5.320%    1/24/97      6,617
   7,263    Prudential Funding
            Corporation           5.330%     2/6/97      7,224
   8,000    Prudential Funding
            Corporation           5.410%    2/19/97      7,941
   5,000    SAFECO Credit
            Corporation           5.380%     1/3/97      4,999
   3,500    SAFECO Credit
            Corporation           5.320%     2/4/97      3,482
   6,500    SAFECO Credit
            Corporation           5.280%     2/6/97      6,466
   3,000    SAFECO Credit
            Corporation           5.280%     2/7/97      2,984
   2,577    USAA Capital
            Corporation           5.470%     1/2/97      2,577
   2,740    USAA Capital
            Corporation           5.410%    1/13/97      2,735
  10,000    USAA Capital
            Corporation           5.450%    1/16/97      9,977
   5,118    USAA Capital
            Corporation           5.290%    1/24/97      5,101
   8,000    USAA Capital
            Corporation           5.300%    2/13/97      7,949
   3,115    USAA Capital
            Corporation           5.300%    2/27/97      3,089
   5,000    USAA Capital
            Corporation           5.300%    3/17/97      4,945
--------                                              --------
 158,184                                               157,307
--------                                              --------

Principal                       Interest              Amortized
 Amount           Issue           Rate     Maturity     Cost
---------         -----         --------   --------   ---------
FINANCE -- 20.2%
$  3,745    Associates
            Corporation of
            North America         5.310%    1/27/97   $  3,731
   6,436    Associates
            Corporation of
            North America         5.310%    1/28/97      6,410
   6,974    Associates
            Corporation of
            North America         5.320%    1/31/97      6,943
   3,000    Associates
            Corporation of
            North America         5.390%     2/4/97      2,985
   4,431    Associates
            Corporation of
            North America         5.300%    3/11/97      4,386
   3,608    Associates
            Corporation of
            North America         5.370%    3/18/97      3,567
   4,500    Associates First
            Capital
            Corporation           5.310%    2/11/97      4,473
   5,414    Avco Financial
            Services
            Incorporated          5.470%    1/15/97      5,402
  10,116    Beneficial
            Corporation           5.380%     2/5/97     10,063
   6,865    Beneficial
            Corporation           5.320%    2/10/97      6,824
   6,000    Block Financial
            Corporation           5.350%    1/27/97      5,977
   5,725    Block Financial
            Corporation           5.350%    3/12/97      5,665
   4,751    Block Financial
            Corporation           5.330%    3/14/97      4,700
   4,909    CIT Group Holdings    5.410%    3/17/97      4,854
   2,462    Household Finance
            Corporation           5.520%    1/10/97      2,459
   5,000    Household Finance
            Corporation           5.320%    1/10/97      4,993
   4,237    Norwest Financial,
            Inc.                  5.300%    1/29/97      4,220
   8,000    Norwest Financial,
            Inc.                  5.300%    1/31/97      7,965
   8,000    Norwest Financial,
            Inc.                  5.290%    2/18/97      7,944
   8,000    Norwest Financial,
            Inc.                  5.290%    2/19/97      7,942
   6,000    Norwest Financial,
            Inc.                  5.310%    2/21/97      5,955
   8,000    PHH Corporation       5.370%    1/29/97      7,967
   8,500    PHH Corporation       5.370%    1/30/97      8,463
   5,000    PHH Corporation       5.460%     2/4/97      4,974
   5,000    PHH Corporation       5.480%     2/5/97      4,973
   3,677    PHH Corporation       5.380%     2/7/97      3,657
   3,000    PHH Corporation       5.420%    2/12/97      2,981
   3,361    PHH Corporation       5.450%    2/14/97      3,339
--------                                              --------
 154,711                                               153,812
--------                                              --------


Principal                       Interest              Amortized
 Amount           Issue           Rate     Maturity     Cost
---------         -----         --------   --------   ---------
MANUFACTURING -- 14.0%
$  8,000    Dover Corporation     5.470%     2/7/97   $  7,955
   6,582    John Deere Capital
            Corporation           5.390%    1/31/97      6,553
     841    Ford Motor Credit
            Company               5.310%     1/8/97        840
   2,976    Ford Motor Credit
            Company               5.550%     1/9/97      2,972
   3,071    Ford Motor Credit
            Company               5.300%    1/24/97      3,061
   7,678    Ford Motor Credit
            Company               5.330%     2/5/97      7,638
   3,520    General Electric
            Capital
            Corporation           5.370%    1/13/97      3,514
   6,293    General Electric
            Capital
            Corporation           5.500%    1/22/97      6,273
   4,500    General Electric
            Capital
            Corporation           5.310%    1/23/97      4,485
   5,800    General Electric
            Capital
            Corporation           5.320%    1/27/97      5,778
   5,981    General Electric
            Capital
            Corporation           5.410%    1/29/97      5,956
   3,000    General Electric
            Capital
            Corporation           5.410%    1/30/97      2,987
   3,436    General Electric
            Capital
            Corporation           5.560%     2/3/97      3,419
   3,110    General Electric
            Capital
            Corporation           5.310%     3/5/97      3,081
   2,100    General Electric
            Capital Services,
            Inc.                  5.370%    3/14/97      2,077
   8,946    General Electric
            Company               5.280%    2/14/97      8,888
   8,100    General Electric
            Company               5.300%    2/20/97      8,040
   3,102    General Electric
            Company               5.310%    2/24/97      3,077
   4,500    Minnesota Mining &
            Manufacturing Co.     5.290%    2/21/97      4,466
   3,000    Paccar Financial
            Corporation           5.300%    1/28/97      2,988
   6,000    Paccar Financial
            Corporation           5.280%    2/25/97      5,952
   6,000    Paccar Financial
            Corporation           5.280%    2/26/97      5,951
   1,050    Paccar Financial
            Corporation           5.300%    2/28/97      1,041
--------                                              --------
 107,586                                               106,992
--------                                              --------

Principal                       Interest              Amortized
 Amount           Issue           Rate     Maturity     Cost
---------         -----         --------   --------   ---------
BROKERAGE -- 7.8%
$  8,000    Merrill Lynch &
            Company, Inc.         5.330%    1/14/97   $  7,985
   6,100    Merrill Lynch &
            Company, Inc.         5.330%    1/24/97      6,079
   5,000    Merrill Lynch &
            Company, Inc.         5.350%    1/31/97      4,978
   2,300    Merrill Lynch &
            Company, Inc.         5.390%    2/18/97      2,284
   8,600    Merrill Lynch &
            Company, Inc.
            Australia             5.420%    2/18/97      8,538
   6,702    Morgan Stanley
            Group Incorporated    5.320%    1/13/97      6,690
   5,216    Morgan Stanley
            Group Incorporated    5.320%    1/15/97      5,205
   5,000    Morgan Stanley
            Group Incorporated    5.320%    1/16/97      4,989
   2,500    Morgan Stanley
            Group Incorporated    5.550%    1/27/97      2,490
   4,226    Morgan Stanley
            Group Incorporated    5.320%    2/10/97      4,201
   5,700    Morgan Stanley
            Group Incorporated    5.320%    2/11/97      5,665
--------                                              --------
  59,344                                                59,104
--------                                              --------
CHEMICAL / FOREST -- 6.4%
   3,500    DuPont (E.I.) De
            Nemours & Co.         5.280%    2/11/97      3,479
   8,456    DuPont (E.I.) De
            Nemours & Co.         5.260%    2/12/97      8,404
   4,921    DuPont (E.I.) De
            Nemours & Co.         5.290%    2/27/97      4,880
   2,000    Great Lakes
            Chemical
            Corporation           5.370%    1/21/97      1,994
   5,325    Great Lakes
            Chemical
            Corporation           5.400%     3/7/97      5,273
   4,241    Great Lakes
            Chemical
            Corporation           5.380%    3/18/97      4,193
   2,500    Great Lakes
            Chemical
            Corporation           5.370%    3/28/97      2,468
   1,559    Great Lakes
            Chemical
            Corporation           5.450%     4/9/97      1,536
  11,400    Monsanto Co.          5.320%    1/15/97     11,376
   5,000    Monsanto Co.          5.300%     2/6/97      4,973
--------                                              --------
  48,902                                                48,576
--------                                              --------

Principal                       Interest              Amortized
 Amount           Issue           Rate     Maturity     Cost
---------         -----         --------   --------   ---------
ENERGY -- 5.5%
$  4,909    Chevron U.K.
            Investment PLC        5.320%     1/6/97   $  4,905
   3,400    Chevron U.K.
            Investment PLC        5.510%     1/7/97      3,397
   6,100    Chevron U.K.
            Investment PLC        5.320%    1/13/97      6,089
   8,000    Chevron U.K.
            Investment PLC        5.430%    1/17/97      7,981
   3,500    Chevron U.K.
            Investment PLC        5.470%    1/23/97      3,488
   6,000    Chevron U.K.
            Investment PLC        5.310%     2/7/97      5,967
   5,150    Chevron U.K.
            Investment PLC        5.310%    3/20/97      5,091
   4,999    Mobil Finance
            Corporation
            (Australia)           5.310%    1/24/97      4,982
--------                                              --------
  42,058                                                41,900
--------                                              --------
MEDIA / ENTERTAINMENT -- 4.9%
   2,725    Knight Ridder
            Incorporated          5.300%    1/10/97      2,721
   7,500    Knight Ridder
            Incorporated          5.300%    1/14/97      7,486
   4,000    Knight Ridder
            Incorporated          5.300%    1/16/97      3,991
   4,000    Knight Ridder
            Incorporated          5.300%    1/17/97      3,991
   5,000    Knight Ridder
            Incorporated          5.300%    1/28/97      4,980
  10,000    Knight Ridder
            Incorporated          5.320%    2/20/97      9,926
   4,500    Knight Ridder
            Incorporated          5.300%    3/21/97      4,448
--------                                              --------
  37,725                                                37,543
--------                                              --------
UTILITIES - TELEPHONE -- 4.4%
   6,000    American Telephone
            & Telegraph Corp.     5.370%     3/6/97      5,943
   5,000    American Telephone
            & Telegraph Corp.     5.370%     3/7/96      4,951
   4,470    BellSouth Capital
            Funding
            Corporation           5.360%    1/21/97      4,456
   5,000    BellSouth Capital
            Funding
            Corporation           5.300%     2/3/97      4,976
   2,970    BellSouth Capital
            Funding
            Corporation           5.300%     2/4/97      2,955
  10,000    BellSouth
            Telecommunications
            Inc.                  5.300%    2/13/97      9,937
--------                                              --------
  33,440                                                33,218
--------                                              --------

Principal                       Interest              Amortized
 Amount           Issue           Rate     Maturity     Cost
---------         -----         --------   --------   ---------
UTILITIES -- ENERGY & GAS -- 3.4%
$  6,000    National Rural
            Utilities
            Cooperative
            Finance
            Corporation           5.320%     1/9/97   $  5,993
   4,000    National Rural
            Utilities
            Cooperative
            Finance
            Corporation           5.300%    1/13/97      3,993
   4,000    National Rural
            Utilities
            Cooperative
            Finance
            Corporation           5.300%    1/17/97      3,991
   5,101    National Rural
            Utilities
            Cooperative
            Finance
            Corporation           5.310%    1/22/97      5,085
   4,500    National Rural
            Utilities
            Cooperative
            Finance
            Corporation           5.290%     2/3/97      4,478
   2,000    National Rural
            Utilities
            Cooperative
            Finance
            Corporation           5.290%     2/3/97      1,990
--------                                              --------
  25,601                                                25,530
--------                                              --------
TRANSPORTATION -- 2.4%
  18,239    Norfolk Southern
            Corporation           5.350%    3/13/97     18,046
--------                                              --------
         MERCHANDISING -- 2.3%
   4,303    Winn-Dixie Stores
            Inc.                  5.300%    1/28/97      4,286
  12,950    Winn-Dixie Stores
            Inc.                  5.380%    1/28/97     12,898
--------                                              --------
  17,253                                                17,184
--------                                              --------

Principal                       Interest              Amortized
 Amount           Issue           Rate     Maturity     Cost
---------         -----         --------   --------   ---------
ELECTRONIC / TECHNOLOGY -- 2.0%
$ 12,000    Pitney Bowes
            Credit Corporation    5.300%    3/10/97   $ 11,880
   3,000    Xerox Corporation     5.350%     1/6/97      2,998
--------                                              --------
  15,000                                                14,878
--------                                              --------
DRUGS / HEALTH -- 1.2%
   4,500    Pfizer
            Incorporated          5.280%    3/19/97      4,449
   5,000    Warner - Lambert
            Company               5.300%     1/8/97      4,995
--------                                              --------
   9,500                                                 9,444
--------                                              --------
OTHER CONSUMER -- 1.0%
   5,000    Proctor & Gamble
            Company               5.270%     2/6/97      4,974
   2,500    Proctor & Gamble
            Company               5.300%    2/19/97      2,482
--------                                              --------
   7,500                                                 7,456
--------                                              --------
FOOD / BEVERAGE / TOBACCO -- 0.5%
   4,000    Campbell Soup
            Company               5.300%    1/17/97      3,991
--------                                              --------
 739,043    Total Commercial
            Paper                                      734,981
                                                      --------
            PORTFOLIO WEIGHTED
            AVERAGE MATURITY                37 Days
$757,712    TOTAL INVESTMENTS -- 99.1%                 753,652
            CASH AND OTHER ASSETS, LESS
            LIABILITIES -- .9%                           7,156
                                                      --------
            NET ASSETS -- 100.0%                      $760,808
                                                      ========

---------------

VRN = Variable Rate Note

                See accompanying Notes to Financial Statements.

                 [WILLILAM BLAIR MUTUAL FUNDS, INC. LOGO]

                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1996
                           (all amounts in thousands)

                                                                           VALUE     INTERNATIONAL               READY
                                                               GROWTH    DISCOVERY      GROWTH        INCOME    RESERVES
                                                                FUND       FUND          FUND          FUND       FUND
                                                              --------   ---------   -------------   --------   --------
                           ASSETS
Investments, at market (cost $362,687; $--; $91,465;
  $147,817; and $753,652, respectively)                       $500,584    $   --       $104,630      $148,352   $753,652
Cash                                                                --     1,174             --            --         --
Receivable for:
  Fund shares sold                                               1,708     1,004            481           280     17,830
  Investments sold                                                  --        --          3,254            87         --
  Interest and dividends                                           328        --             60         1,546        251
  Foreign withholding tax                                           --        --            128            --         --
Deferred organization costs                                         --        13             10            --         --
Other assets                                                        23        --             --            --          1
                                                              --------    ------       --------      --------   --------
    Total assets                                               502,643     2,191        108,563       150,265    771,734

                        LIABILITIES
Cash overdraft                                                      --        --          2,487            52         --
Payable for:
  Fund shares redeemed                                             436        --             17            69     10,350
  Investments purchased                                             --        --            768            --         --
  Dividends                                                         --        --             --            --         86
  Management fee and organization
    costs (Notes 1 and 2)                                          318        14            103            76        373
Other                                                              115         2             40            62        117
                                                              --------    ------       --------      --------   --------
    Total liabilities                                              869        16          3,415           259     10,926
                                                              --------    ------       --------      --------   --------
      Net assets                                              $501,774    $2,175       $105,148      $150,006   $760,808
                                                              ========    ======       ========      ========   ========

                          CAPITAL
Capital stock ($0.001 par value; 37,209; 218; 7,540;
  14,602; and 760,912 shares issued and outstanding,
  respectively)                                               $     37    $   --       $      8      $     15   $    761
Paid-in-surplus                                                363,163     2,175         92,434       155,462    760,151
Net unrealized appreciation (depreciation) on
  investments and foreign currency transactions
  (net of unrealized PFIC gain distribution of $442 for
  International Growth Fund only)                              137,897        --         12,723           535         --
Accumulated undistributed net realized gain (loss) on
  investments and foreign currency transactions                    677        --             --        (6,119)      (107)
Undistributed net investment income (loss)                          --        --            (17)          113          3
                                                              --------    ------       --------      --------   --------
      Net assets                                              $501,774    $2,175       $105,148      $150,006   $760,808
                                                              ========    ======       ========      ========   ========
Net asset value per share                                       $13.48    $10.00         $13.95        $10.27      $1.00
                                                                ======    ======         ======        ======      =====

                See accompanying Notes to Financial Statements.

                 [WILLIAM BLAIR MUTUAL FUNDS, INC. LOGO]

                            STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                           (all amounts in thousands)

                                                                     VALUE     INTERNATIONAL              READY
                                                         GROWTH    DISCOVERY      GROWTH       INCOME    RESERVES
                                                          FUND      FUND(a)        FUND         FUND       FUND
                                                         -------   ---------   -------------   -------   --------
Investment income
  Interest                                              $ 1,167    $  --          $   177     $10,173    $39,282
  Dividends                                               2,020       --            1,724          --         --
  Less foreign tax withheld                                 (15)      --             (217)         --         --
                                                        -------    -----          -------     -------    -------
    Total investment income                               3,172       --            1,684      10,173     39,282
Expenses
  Investment advisory fees (Note 2)                       3,019       --            1,131         881      4,283
  Custodian fees                                            119       --              204          48        174
  Transfer agent fees                                       113        1               17          25        325
  Professional fees                                          51        4               51          46         50
  Registration fees                                          51        1               28          17         51
  Organization costs                                         --       --               10          --         --
  Miscellaneous                                             155        1               46          50        226
                                                        -------    -----          -------     -------    -------
    Total expenses before waiver                          3,508        7            1,487       1,067      5,109
      Less expenses waived and
        absorbed by Company (Note 2)                         --       (7)              --          --         --
                                                        -------    -----          -------     -------    -------
    Net investment income (loss)                           (336)      --              197       9,106     34,173
                                                        -------    -----          -------     -------    -------


Net realized and unrealized gain (loss)
  on investments, foreign currency transactions
  and other assets and liabilities
    Net realized gain (loss) on investments              27,804       --            3,025      (2,156)      (107)
    Net realized gain on foreign currency transactions
      and other assets and liabilities                       --       --              514          --         --
                                                        -------    -----          -------     -------    -------
    Total net realized gain (loss)                       27,804       --            3,539      (2,156)      (107)
Change in net unrealized appreciation/
  depreciation on investments, and
  other assets and liabilities (Note 1)                  43,376       --            6,539      (2,404)        --
                                                        -------    -----          -------     -------    -------
  Net realized and unrealized gain (loss)
    on investments, foreign currency and
    other assets and liabilities                         71,180       --           10,078      (4,560)      (107)
                                                        -------    -----          -------     -------    -------
Net increase in net
  assets resulting from operations                      $70,844    $  --          $10,275     $ 4,546    $34,066
                                                        =======    =====          =======     =======    =======

-------------------------
(a) For the period from December 23, 1996 (Commencement of Operations) to December 31, 1996.

                See accompanying Notes to Financial Statements.

                       WILLIAM BLAIR MUTUAL FUNDS, INC.

                      STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                           (all amounts in thousands)

                                                             VALUE
                                                           DISCOVERY       INTERNATIONAL
                                         GROWTH FUND         FUND           GROWTH FUND               INCOME FUND
                                     -------------------   ---------   ---------------------      -------------------
                                       1996       1995      1996(A)      1996         1995          1996       1995
                                     --------   --------   ---------   --------      -------      --------   --------
Operations
  Net investment income (loss)       $   (336)  $    993   $      --   $    197      $   704      $  9,106   $  9,265
  Net realized gain (loss) on
    investments, foreign currency
    transactions and
    other assets and liabilities       27,804     13,274          --      3,539         (403)       (2,156)      (955)

  Change in net unrealized
    appreciation/depreciation
    on investments and other assets
    and liabilities                    43,376     58,269          --      6,539        5,958        (2,404)    11,783
                                     --------   --------   ---------   --------      -------      --------   --------
    Net increase in net assets
      resulting from operations        70,844     72,536          --     10,275        6,259         4,546     20,093
Distributions to shareholders from
  Net investment income                  (343)      (817)         --       (491)(b)     (880)(b)    (8,980)    (9,438)
  Net realized gain                   (19,503)   (13,275)         --     (3,125)          --            --         --
                                     --------   --------   ---------   --------      -------      --------   --------
                                      (19,846)   (14,092)         --     (3,616)        (880)       (8,980)    (9,438)
Capital stock transactions
  Shares sold                         165,769    106,709       2,175     29,640       20,612        28,857     23,930
  Shares issued in reinvestment of
    income dividends and capital
    gain distributions                 18,035     12,714          --      3,461          717         6,494      6,875
  Less shares redeemed                (96,064)   (32,391)         --    (24,374)      (7,349)      (28,281)   (37,880)
                                     --------   --------   ---------   --------      -------      --------   --------
Change from capital stock
  transactions                         87,740     87,032       2,175      8,727       13,980         7,070     (7,075)
                                     --------   --------   ---------   --------      -------      --------   --------

  Change in net assets                138,738    145,476       2,175     15,386       19,359         2,636      3,580
Net assets
  Beginning of period                 363,036    217,560          --     89,762       70,403       147,370    143,790
                                     --------   --------   ---------   --------      -------      --------   --------
  End of period                      $501,774   $363,036   $   2,175   $105,148      $89,762      $150,006   $147,370
                                     ========   ========   =========   ========      =======      ========   ========
-------------------------
  Undistributed net investment
    income (loss) at the end of the
    period                           $     --   $    319   $      --   $    257      $   343      $    113   $    (13)
                                     ========   ========   =========   ========      =======      ========   ========
-------------------------
Capital stock transactions
  Shares sold                          12,563      9,647         218      2,196        1,688         2,771      2,337
  Shares issued in reinvestment of
    income dividends and capital
    gain distributions                  1,351      1,092          --        253           55           630        668
  Less shares redeemed                 (7,220)    (2,875)         --     (1,751)        (595)       (2,735)    (3,670)
                                     --------   --------   ---------   --------      -------      --------   --------
Change from capital stock
  transactions                          6,694      7,864         218        698        1,148           666       (665)
                                     ========   ========   =========   ========      =======      ========   ========


                                        READY RESERVES FUND
                                     -------------------------
                                        1996          1995
                                     -----------   -----------
Operations
  Net investment income (loss)       $    34,173   $    31,846
  Net realized gain (loss) on
    investments,
    foreign currency transactions
    and
    other assets and liabilities            (107)           --
  Change in net unrealized
    appreciation/depreciation
    on investments and other assets
    and liabilities                           --            --
                                      ----------    ----------
    Net increase in net assets
      resulting from operations           34,066        31,846
Distributions to shareholders from
  Net investment income                  (34,170)      (31,846)
  Net realized gain                           --            --
                                      ----------    ----------
                                         (34,170)      (31,846)
Capital stock transactions
  Shares sold                          2,994,231     2,514,548
  Shares issued in reinvestment of
    income dividends and capital
    gain distributions                    33,371        31,117
  Less shares redeemed                (2,970,683)   (2,362,949)
                                      ----------    ----------
Change from capital stock
  transactions                            56,919       182,716
                                      ----------    ----------
  Change in net assets                    56,815       182,716
Net assets
  Beginning of period                    703,993       521,277
                                      ----------    ----------
  End of period                      $   760,808   $   703,993
                                      ==========    ==========
-------------------------
  Undistributed net investment
    income (loss) at the end of the
    period                           $         3   $        --
                                      ==========    ==========
-------------------------
Capital stock transactions
  Shares sold                          2,994,231     2,514,548
  Shares issued in reinvestment of
    income dividends and capital
    gain distributions                    33,371        31,117
  Less shares redeemed                (2,970,683)   (2,362,949)
                                      ----------    ----------
Change from capital stock
  transactions                            56,919       182,716
                                      ==========    ==========

---------------

(a) For the period from December 23, 1996 (Commencement of Operations) to December 31, 1996.
(b) Includes $160 and $414 relating to PFIC transactions which are treated as ordinary income for Federal income tax purposes in 1996 and 1995, respectively.

                See accompanying Notes to Financial Statements.

                         NOTES TO FINANCIAL STATEMENTS

(1)  SIGNIFICANT ACCOUNTING POLICIES

(a)  Description of the Fund

     William Blair Mutual Funds, Inc. (the "Fund") is a no-load, open-end diversified mutual fund currently consisting of five portfolios, each with its own investment objective and policies.

     The Growth Fund is a portfolio whose principal objective is to provide long-term appreciation of capital by investing in well-managed companies in growing industries.

     The Value Discovery Fund, which commenced operations on December 23, 1996, is a portfolio whose principal objective is to seek long-term capital appreciation by investing with a value discipline primarily in the securities of small companies.

     The International Growth Fund is a portfolio which invests primarily in common stocks issued by companies domiciled outside the United States and securities convertible into, exchangeable for, or having the right to buy such common stocks. The investment objective of the portfolio is long-term capital appreciation through investment in well-managed, quality, growth companies.

     The Income Fund is a portfolio designed to provide investors with as high a level of current income as is consistent with preservation of capital.

     The Ready Reserves Fund is a money market portfolio designed for investors who are looking for professional management of their reserve assets. The Ready Reserves Fund portfolio seeks to obtain maximum current income consistent with preservation of capital and invests exclusively in high quality money market instruments.

     All of the portfolio's investments are subject to market fluctuations.

(b)  Investment Securities

     Equity securities traded on national securities markets are valued at the last sale price or, in the absence of a sale on the date of valuation, at the latest bid price. Long-term fixed-income securities are valued by using market quotations or independent services that use prices provided by market makers or estimates of market values obtained from yield data relating to instruments or securities with similar characteristics. The value of a foreign security is determined based upon its sale price on the foreign exchange or market on which it is primarily traded as of the close of the appropriate exchange or, if there have been no sales on the date of valuation at the latest bid price. Other securities are valued at fair value as determined in good faith by the Board of Directors. Short-term securities in all Funds except Ready Reserves Fund are valued at cost which approximates market value. Securities in Ready Reserves Fund are valued on the amortized cost method. Under this method, any premium or discount, as of the date an investment security is acquired, is amortized on a straight-line basis to maturity.

     Interest income is determined on the basis of interest accrued, adjusted for amortization of premium or discount. Dividend income is recorded on the ex-dividend date, except that certain dividends from foreign securities are recorded as soon as the information is available. Securities transactions are recorded on the trade date. Realized gains and losses from securities transactions are reported on an identified cost basis.

     Put bonds may be redeemed at the discretion of the holder on specified dates prior to maturity. Variable rate bonds and floating rate notes earn interest at a coupon rate which fluctuates at specific time intervals. The interest rates shown in the Income Fund and Ready Reserves Fund Portfolios of Investments are the rates in effect at December 31, 1996.

(c) Share Valuation and Dividends to Shareholders

    Shares are sold and redeemed on a continuous basis at net asset value. Each Fund determines net asset value per share by dividing the value of its assets, less liabilities, by the number of shares outstanding as of the earlier of 3:00 p.m. or the daily close of business of the New York Stock Exchange for Growth Fund, Value Discovery Fund and International Growth Fund or on each day when New York banks are open for business (except Good Friday) for Income Fund and Ready Reserves Fund. Dividends from net investment income of the Growth Fund, Value Discovery Fund and International Growth Fund are declared at least annually. Dividends from the Income Fund and Ready Reserves Fund are declared monthly and daily, respectively. Capital gain distributions, if any, are declared annually in December. Dividends payable to shareholders are recorded on the ex-dividend date. Dividends are determined in accordance with Federal income tax principles which may treat certain transactions differently from generally accepted accounting principles.

(d) Repurchase Agreements

    The Fund may enter into repurchase agreements with its custodian, whereby the Fund acquires ownership of a debt security and the custodian agrees, at the time of the sale, to repurchase the debt security from the Fund at a mutually agreed upon time and price. The Fund's policy is to take possession of securities under repurchase agreements. The Fund minimizes credit risk by (i) monitoring credit exposure of the custodian and (ii) monitoring collateral value on a daily basis.

(e) Foreign Currency Translation and Forward Foreign Currency Contracts

    All assets and liabilities of the International Growth Fund denominated in foreign currencies are translated into U.S. dollar amounts at the current exchange rate at the day of valuation. The International Growth Fund may enter into forward foreign currency contracts as a means of managing the risks associated with changes in exchange rates for the purchase or sale of a specific amount of a particular foreign currency. Additionally, from time to time, the Fund may enter into contracts to hedge the value, in U.S. dollars, of securities it currently owns. Forward foreign currency contracts and foreign currencies are valued at the forward and current exchange rates, respectively, prevailing on the day of valuation. Gains and losses from foreign currency transactions associated with purchases and sales of investments are included with the net realized or unrealized gain or loss on investments.

(f) Income Taxes

    Each Fund intends to comply with the special provisions of the Internal Revenue Code available to regulated investment companies and, therefore, no provision for Federal income taxes has been made in the accompanying financial statements since the Funds intend to distribute their taxable income to their shareholders and be relieved of all Federal income taxes. At December 31, 1996, the Fund's most recent tax year-end, the Income Fund and the Ready Reserves Fund have capital loss carryforwards of $6,121,000 and $107,000, respectively. These loss carryforwards, which expire in 2004, can be used to offset net capital gains.

    A reclassification of $7,737,000 has been made in 1996 in the capital accounts of the Growth Fund from accumulated undistributed net realized gain on investments into paid-in surplus to reflect a difference between financial and income tax basis reporting resulting from an in-kind redemption of fund shares.

    The International Growth Fund has elected to mark-to-market its investment in Passive Foreign Investment Companies ("PFIC's) for Federal income tax purposes. In accordance with this election, the fund recognized unrealized appreciation of $133,000 and $414,000 in 1996 and 1995, respectively. In addition, the fund recorded net realized gains of $132,000 on sales of PFIC's during 1996, of which $105,000 had been recognized in prior years. Dividends to shareholders from net investment income included $160,000 and $414,000 relating to PFIC's during 1996 and 1995, which are treated as ordinary income for Federal income tax purposes.

(g) Organization Costs

     The initial organization costs of the Value Discovery Fund and International Growth Fund have been paid by William Blair & Company L.L.C. (the "Company"). The Funds will reimburse the Company for the amount of such expenses not exceeding $50,000. The deferred organization costs are being amortized on the straight-line method and repaid to the Company over a five year period.

(2) INVESTMENT ADVISORY, TRANSACTIONS WITH AFFILIATES AND DIRECTOR'S FEES

     The Company provides investment advisory and other administrative and accounting services to the Funds under terms of the Management Agreement. The Funds pay the Company a monthly fee determined as a specified percentage of average daily net assets. The rates for the Growth Fund, International Growth Fund, Income Fund and Ready Reserves Fund were modified effective May 1, 1996. A summary of the annual rates expressed as a percentage of average daily net assets, are as follows:

                                   PRIOR TO MAY 1, 1996                 AFTER MAY 1, 1996
                             --------------------------------    --------------------------------
Growth Fund                  0.625% of the first $75 million     0.75%
                             0.500%, in excess of $75 million
International Growth Fund    1.10% of the first $100 million     1.10% of the first $250 million
                             .95%, in excess of $100 million     1.00%, in excess of $250 million
Income Fund
  Management Fee             0.25% of the first $100 million     0.25% of the first $250 million
                             0.20%, in excess of $150 million    0.20%, in excess of $250 million
                             0.15%, in excess of $250 million
                             5.00% of gross income               5.00% of gross income
Ready Reserves Fund          0.625% of the first $250 million    0.625% of the first $250 million
                             0.600%, of the next $250 million    0.600%, of the next $250 million
                             0.550%, of the next $500 million    0.575%, of the next $2 billion
                             0.500%, of the next $2 billion      0.550%, in excess of $2.5 billion
                             0.450%, of the next $2 billion
                             0.400%, in excess of $5 billion

     The advisory fee for the Value Discovery Fund is equal to 1.15% of average daily net assets. The Company has voluntarily agreed to waive the advisory fee and to absorb other operating expenses if total expenses exceed 1.50% of average daily net assets.

     Prior to September 30, 1996, the Company had a sub-advisory agreement with Framlington Overseas Investment Management Ltd. (UK) for the International Growth Fund whereby the Company paid a monthly fee at an annual rate equal to 0.40% of the first $100 million in average daily net assets and 0.275% of average daily net assets in excess of $100 million. On October 1, 1996 the Company began to directly manage the International Growth Fund.

     The Funds paid fees of $64,000 to non-affiliated directors of the Funds for the period ended December 31, 1996.

(3) INVESTMENT TRANSACTIONS

     Investment transactions, excluding money market instruments, for the period ended December 31, 1996, are as follows:

                                                                            INTERNATIONAL
                                                                 GROWTH        GROWTH        INCOME
                                                                  FUND          FUND          FUND
                                                                --------    -------------    -------
                                                                     (all amounts in thousands)
Purchases                                                       $269,794       $91,070       $89,218
Proceeds from sales and maturities                               182,189        87,977        85,575
Gross unrealized appreciation (depreciation) at
  December 31, 1996 is as follows:
  Unrealized appreciation                                       $147,017       $15,125       $ 1,603
  Unrealized depreciation                                         (9,120)       (2,402)       (1,068)
                                                                --------    ----------       -------
Net unrealized appreciation                                     $137,897       $12,723       $   535
                                                                ========    ==========       =======

     Cost of investments is the same for financial statement and Federal income tax purposes except for International Growth Fund where the cost is $91,907.

FINANCIAL HIGHLIGHTS

                                                                                YEARS ENDED DECEMBER 31,
                                                                --------------------------------------------------------
                        GROWTH FUND                               1996        1995        1994        1993        1992
                        -----------                             --------    --------    --------    --------    --------
Net asset value, beginning of period                            $ 11.900    $  9.600    $  9.730    $  9.390    $  9.490
Income from investment operations:
 Net investment income (loss)                                      (.010)       .034        .027        .035        .045
 Net realized and unrealized gain on investments                   2.144       2.750        .581       1.389        .671
                                                                 -------     -------     -------     -------     -------
Total from investment operations                                   2.134       2.784        .608       1.424        .716
Less distributions from:
 Net investment income                                              .010        .030        .025        .035        .047
 Net realized gain                                                  .544        .454        .713       1.049        .769
                                                                 -------     -------     -------     -------     -------
Total distributions                                                 .554        .484        .738       1.084        .816
                                                                 -------     -------     -------     -------     -------
Net asset value, end of period                                  $ 13.480    $ 11.900    $  9.600    $  9.730    $  9.390
                                                                 =======     =======     =======     =======     =======
Total return (%)                                                   17.99       29.07        6.45       15.51        7.61
Ratios to average daily net assets (%):
 Expenses                                                            .79         .65         .71         .78         .83
 Net investment income (loss)                                       (.08)        .34         .32         .38        1.34
Supplemental data:
 Net assets at end of period (in thousands)                     $501,774    $363,036    $217,560    $150,046    $111,082
 Portfolio turnover rate (%)                                          43          32          46          55          27
 Average commission rate                                        $  .0621

                    VALUE DISCOVERY FUND                          1996(A)
                    --------------------                          -------
Net asset value, beginning of period                              $10.000
Income from investment operations:
 Net investment income (loss)                                         --
 Net realized and unrealized gain on investments                      --
                                                                  -------
Total from investment operations                                      --
Less distributions from:
 Net investment income                                                --
 Net realized gain                                                    --
                                                                  -------
Total distributions                                                   --
Net asset value, end of period                                    $10.000
                                                                  =======
Total return (%)                                                      --
Ratios to average daily net assets (%):
 Expenses                                                             --
 Net investment income                                                --
Supplemental data:
 Net assets at end of period (in thousands)                       $    2
 Portfolio turnover rate (%)                                          --

---------------

(a) For the period December 23, 1996 (Commencement of Operations) to December 31, 1996.

                                                                    YEARS ENDED DECEMBER 31,          PERIOD ENDED
                                                             --------------------------------------   DECEMBER 31,
                 INTERNATIONAL GROWTH FUND                     1996      1995      1994      1993      1992(A)(B)
                 -------------------------                   --------   -------   -------   -------   ------------
Net asset value, beginning of period                         $ 13.120   $12.360   $13.180   $10.130     $10.000
Income from investment operations:
 Net investment income (loss)                                    .029      .105      .016      .008       (.011)
 Net realized and unrealized gain (loss) on investments,
   foreign currency and other assets and liabilities            1.299      .785     (.025)    3.401        .141
                                                             --------  --------   -------   -------     -------
Total from investment operations                                1.328      .890     (.009)    3.409        .130
Less distributions from:
 Net investment income                                           .068(c)    .130(c)    .024      --          --
 Net realized gain                                               .430        --      .714      .359          --
 Tax return of capital                                             --        --      .073(d)      --         --
                                                             --------  --------   -------   -------     -------
Total distributions                                              .498      .130      .811      .359          --
                                                             --------  --------   -------   -------     -------
Net asset value, end of period                               $  13.95   $13.120   $12.360   $13.180     $10.130
                                                             ========  ========  ========  ========     =======
Total return (%)                                                10.20      7.22      (.04)    33.65        1.30
Ratios to average daily net assets (%):
 Expenses(e)                                                     1.44      1.48      1.51      1.71        1.88
 Net investment income (loss)(e)                                  .19       .87       .15       .11        (.56)
Supplemental data:
 Net assets at end of period (in thousands)                  $105,148   $89,762   $70,403   $40,298     $10,767
 Portfolio turnover rate (%)                                       89        77        40        83           5
 Average commission rate                                       $.0051

                                                                           YEARS ENDED DECEMBER 31,
                                                             ----------------------------------------------------
                        INCOME FUND                            1996       1995       1994       1993       1992
                        -----------                          --------   --------   --------   --------   --------
Net asset value, beginning of period                         $ 10.570   $  9.850   $ 10.580   $ 10.600   $ 10.770
Income from investment operations:
 Net investment income                                           .619       .646       .661       .651       .832
 Net realized and unrealized gain (loss) on investments         (.309)      .732      (.741)      .159      (.089)
                                                             --------  ---------    --------   -------    -------
Total from investment operations                                 .310      1.378      (.080)      .810       .743
Less distributions:
 Net investment income                                           .610       .658       .646       .651       .827
 Net realized gain                                                 --         --       .004       .179       .086
                                                             --------  ---------    --------   -------    -------
Total distributions                                              .610       .658       .650       .830       .913
                                                             --------  ---------    --------   -------    -------
Net asset value, end of period                               $ 10.270   $ 10.570   $  9.850   $ 10.580   $ 10.600
                                                             ========  =========   ========   ========   ========
Total return (%)                                                 3.07      14.37       (.74)      7.82       7.17
Ratios to average daily net assets (%):
 Expenses                                                         .70        .68        .68        .70        .88
 Net investment income                                           5.97       6.24       6.33       5.96       7.69
Supplemental data:
 Net assets at end of period (in thousands)                  $150,006   $147,370   $143,790   $204,381   $136,896
 Portfolio turnover rate (%)                                       66         54         63        114         47

---------------

(a) Ratios are annualized except total returns for periods less than one year.

(b) For the period October 1, 1992 (Commencement of Operations) to December 31, 1992.

(c) Includes $.022 and $.061 in PFIC transactions which are treated as ordinary income for Federal income tax purposes for 1996 and 1995, respectively.

(d) Includes $431 relating to a tax return of capital.

(e) Without the waiver of expenses in 1993 and 1992, the expense ratios would have been 2.08% and 2.55% and the net investment income (loss) ratios would have been (.25)% and (1.22)%, respectively.

                                                             YEARS ENDED DECEMBER 31,
                                               ----------------------------------------------------
             READY RESERVES FUND                 1996       1995       1994       1993       1992
             -------------------               --------   --------   --------   --------   --------

Net asset value, beginning of period           $   1.00   $   1.00   $   1.00   $   1.00   $   1.00

Income from investment operations:

  Net investment income                             .05        .05        .04        .03        .03

  Net realized loss on investments                   --         --       (.01)        --         --
                                               --------   --------   --------   --------   --------
Total from investment operations                    .05        .05        .03        .03        .03

Less distributions:

  Net investment income                             .05        .05        .04        .03        .03
                                               --------   --------   --------   --------   --------
Total distributions                                 .05        .05        .04        .03        .03
                                               --------   --------   --------   --------   --------

Capital contribution                                 --         --        .01         --         --
                                               --------   --------   --------   --------   --------
Net asset value, end of period                 $   1.00   $   1.00   $   1.00   $   1.00   $   1.00
                                               ========   ========   ========   ========   ========
Total return (%)                                   4.81       5.45       3.67(a)     2.64      3.32

Ratios to average daily net assets (%):

  Expenses                                          .71        .72        .71        .71        .71

  Net investment income                            4.78       5.30       3.61       2.61       3.27

Supplemental data:

  Net assets at end of period (in thousands)   $760,808   $703,993   $521,277   $477,268   $448,797

---------------

(a) The total return includes the impact of the Company's capital contribution. Without the Company's capital contribution, the total return would have been 3.40%.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
WILLIAM BLAIR MUTUAL FUNDS, INC.

     We have audited the accompanying statements of assets and liabilities, including the portfolios of investments, of William Blair Mutual Funds, Inc. (comprised of Growth Fund, Value Discovery Fund, International Growth Fund, Income Fund and Ready Reserves Fund) (collectively, the "Funds") as of December 31, 1996, and the related statements of operations for the year then ended and changes in net assets for each of the two fiscal years in the period then ended, except for the Value Discovery Fund for which the period is December 23, 1996 (Commencement of Operations) to December 31, 1996, and the financial highlights for the periods indicated therein. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 1996, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of William Blair Mutual Funds, Inc. at December 31, 1996, and the results of their operations, the changes in their net assets and the financial highlights for the periods indicated therein, in conformity with generally accepted accounting principles.

                                                Ernst & Young LLP
                                                ERNST & YOUNG LLP

Chicago, Illinois
February 3, 1997

SPECIAL MEETINGS OF SHAREHOLDERS

     A Special Meeting of Shareholders was held on March 7, 1996. At the meeting, shareholders of the Fund were asked to consider and act upon six issues: the election of the seven nominees for director; the approval of an amendment to the Fund's Articles of Incorporation authorizing the establishment of separate classes of shares; approval of an amendment to the Fund's Articles of Incorporation to permit the redemption of series of shares; ratification of the selection of Ernst & Young LLP as the Fund's independent auditors; approval of the new management agreement; and approval of an amendment to the Growth Fund's investment objective. The results of all matters voted on by shareholders of the Funds at the Special Meeting were as follows:

A. ELECTION OF THE SEVEN NOMINEES FOR DIRECTOR:

                                                                       FOR                 WITHHELD
                                                                   -----------            ----------
Growth Fund                     Conrad Fischer                      25,290,662               291,076
                                Vernon Armour                       25,281,674               300,064
                                George Kelm                         25,282,580               299,158
                                Ann P. McDermott                    25,239,304               342,434
                                James M. McMullan                   25,289,797               290,941
                                John B. Schwemm                     25,288,928               292,810
                                W. James Truettner, Jr.             25,290,636               291,102

International Growth Fund       Conrad Fischer                       7,468,902                 7,388
                                Vernon Armour                        7,468,902                 7,388
                                George Kelm                          7,468,902                 7,388
                                Ann P. McDermott                     7,469,739                 6,551
                                James M. McMullan                    7,468,902                 7,388
                                John B. Schwemm                      7,468,902                 7,388
                                W. James Truettner, Jr.              7,468,902                 7,388

Income Fund                     Conrad Fischer                      14,003,865                18,594
                                Vernon Armour                       14,002,528                19,931
                                George Kelm                         14,002,528                19,931
                                Ann P. McDermott                    14,002,528                19,931
                                James M. McMullan                   14,003,865                18,594
                                John B. Schwemm                     14,002,528                19,931
                                W. James Truettner, Jr.             14,003,865                18,594

Ready Reserves Fund             Conrad Fischer                     697,546,412            13,663,682
                                Vernon Armour                      697,546,412            13,663,682
                                George Kelm                        697,546,412            13,663,682
                                Ann P. McDermott                   697,546,412            13,663,682
                                James M. McMullan                  697,546,412            13,663,682
                                John B. Schwemm                    697,546,412            13,663,682
                                W. James Truettner, Jr.            697,546,412            13,663,682

B. APPROVAL OF AN AMENDMENT TO THE FUND'S ARTICLES OF INCORPORATION AUTHORIZING THE ESTABLISHMENT OF SEPARATE CLASSES OF SHARES:

                                                          FOR            AGAINST          ABSTAIN
                                                      -----------       ----------       ----------
Growth Fund                                            16,414,473        7,774,224        1,392,442
International Growth Fund                               6,089,506        1,359,521           27,263
Income Fund                                            13,266,777          651,876          103,805
Ready Reserves Fund                                   678,899,931       23,022,369        9,287,794

C. APPROVAL OF AN AMENDMENT TO THE FUND'S ARTICLES OF INCORPORATION TO PERMIT THE REDEMPTION, BY BOARD ACTION, OF SERIES OF SHARES:

                                                          FOR            AGAINST          ABSTAIN
                                                      -----------       ----------       ----------
Growth Fund                                            19,070,938          638,950        2,028,043
International Growth Fund                               7,392,951           55,406           27,933
Income Fund                                             8,879,866           62,738           59,115
Ready Reserve Fund                                    396,287,229       19,043,815        8,847,982

D. RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS THE FUND'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 1996:

                                                          FOR            AGAINST          ABSTAIN
                                                      -----------       ----------       ----------
Growth Fund                                            25,241,034          149,453          191,251
International Growth Fund                               7,469,995          837,686            5,458
Income Fund                                            13,969,024           16,354           37,081
Ready Reserves Fund                                   693,504,783       12,871,620        4,833,691

E. APPROVAL OF THE NEW MANAGEMENT AGREEMENT:

                                                          FOR            AGAINST          ABSTAIN
                                                      -----------       ----------       ----------
Growth Fund                                            17,620,139        3,680,445          437,348
International Growth Fund                               7,316,082          105,284           54,924
Income Fund                                             8,764,699          136,333          100,687
Ready Reserves Fund                                   391,001,236       21,852,722       11,325,068

F. APPROVAL OF AN AMENDMENT TO THE GROWTH FUND PORTFOLIO'S INVESTMENT OBJECTIVE:

                                                          FOR            AGAINST          ABSTAIN
                                                      -----------       ----------       ----------
Growth Fund                                            20,154,604        1,256,369          326,958

     Another Special Meeting of Stockholders of the International Growth Fund of William Blair Mutual Funds, Inc. was held on December 17, 1996. At the meeting, shareholders were asked to consider and act upon one issue:

A. APPROVAL OR DISAPPROVAL OF AMENDMENTS TO REFORM THE PRIOR AND CURRENT MANAGEMENT AGREEMENTS, RATIFYING PRIOR AND CURRENT PAYMENTS MADE UNDER THE AGREEMENTS AS REFORMED:

                                                          FOR            AGAINST          ABSTAIN
                                                      -----------       ----------       ----------
International Growth Fund                               6,465,834           11,541            6,223

BOARD OF DIRECTORS

CONRAD FISCHER, CHAIRMAN
        Principal, William Blair & Company, L.L.C.

VERNON ARMOUR
        Private Investor

GEORGE KELM
        Retired Chairman of the Board, Sahara Coal Company, Inc.

JAMES M. MCMULLAN
        Principal, William Blair & Company, L.L.C.

ANN P. MCDERMOTT
        Director and Trustee
        Profit and not-for-profit organizations

JOHN B. SCHWEMM
        Retired Chairman and CEO, R.R. Donnelley & Sons Company

W. JAMES TRUETTNER, JR., SENIOR VICE PRESIDENT
        Principal, William Blair & Company, L.L.C.

OFFICERS

Rocky Barber, President
Mark A. Fuller, III, Senior Vice President
George Greig, Senior Vice President
Bentley M. Myer, Senior Vice President
Norbert W. Truderung, Senior Vice President
James S. Kaplan, Vice President
John P. Kayser, Vice President
Terence M. Sullivan, Vice President
Walter Rucinski, Treasurer
Janet V. Gassmann, Secretary

INVESTMENT ADVISER

        William Blair & Company, L.L.C.

TRANSFER AGENT

        State Street Bank and Trust Company
        P.O. Box 9104
        Boston, MA  02266-9104
        800-635-2840
        (Massachusetts 800-635-2840)

WILLIAM BLAIR MUTUAL FUNDS, INC.
222 West Adams Street
Chicago, IL  60606